Royal Strategies and Solutions, Inc.

1933 W. Copans Road

Pompano Beach, FL 33064

(954) 978-8401

July 30, 2007

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Royal Strategies and Solutions, Inc.
Registration Statement on Form SB-2
Registration Number 333-140775

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Royal Strategies and Solutions, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-140775), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 15, 2005. No Amendments to the Registration Statement have been filed.

The Registrant wishes to temporarily delay its efforts to register those securities held by the Selling Stockholders under the Registration Statement. The Registration Statement was never declared effective and no securities have or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. For this reason, the Registrant believes that the withdrawal of the Registration Statement is consistent with public interest and the protection of investors.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you should have any questions or comments regarding this request for withdrawal, please contact our legal counsel, Andrew I. Telsey, at (303) 768-9221.

Yours very truly,

Royal Strategies and Solutions, Inc.

s/ Mel Leiner

Mel Leiner

President